UNITED STATES						OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549						OMB Number 3235-0101 Expires:December 31, 2006 Estimated average burden hours per response ..... 4.47

FORM 144						SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.						CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Federated Department Stores, Inc.			(b) IRS IDENT. NO. 13-3324058	(c) S.E.C. FILE NO. 794367		WORK LOCATION
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE					(e) TELEPHONE NO.
7 West Seventh Street Cincinnati Ohio 45202					AREA CODE 513	NUMBER 579-7000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Joel A. Belsky	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Executive Officer	(d) ADDRESS STREET CITY STATE ZIP CODE c/o Federated Department Stores, Inc. 7 West Seventh Street Cincinnati Ohio 45202

            INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Mellon Human Resources & Investor Solutions 480 Washington Blvd., 24th Floor Jersey City, New Jersey 07310		15,000	$1,072,950.00 (as of 2/22/06)	272,215,820 (as of 11/26/05)	2/24/06	New York Stock Exchange

INSTRUCTIONS:

1.  (a)   Name of issuer
     (b)   Issuer's I.R.S. Identification Number
     (c)   Issuer's S.E.C. file number, if any
     (d)   Issuer's address, including zip code
     (e)   Issuer's telephone number, including area code
2.  (a)   Name of person for whose account the securities are to be sold
     (b)   Such person's Social Security or I.R.S. identification number
     (c)   Such person's relationship to the issuer (e.g., officer, director, 10%
              stockholder, or member of immediate family of any of the foregoing)
     (d)   Such person's address, including zip code

3.   (a)   Title of the class of securities to be sold
      (b)   Name and address of each broker through whom the securities are intended to be sold
      (c)   Number of shares or other units to be sold (if debt securities, give the aggregate face               amount)
      (d)   Aggregate market value of the securities to be sold as of a specified date within 10 days               prior to the filing of this notice
      (e)   Number of shares or other units of the class outstanding, or if debt securities the face               amount thereof outstanding, as shown by the most recent report or statement published              by the issuer
      (f)   Approximate date on which the securities are to be sold
      (g)   Name of each securities exchange, if any, on which the securities are intended to be                sold

Potential persons who are to respond to the collection of information contained in this form are not
                                          required to respond unless the form displays a currently valid OMB control number.                                    SEC 1147 (01-04)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock Common Stock Common Stock Common Stock	3/27/98 3/23/01 3/22/02 3/26/04

Exercise of Stock Options awarded pursuant to Issuer's 1995 Executive Equity Incentive Plan

Exercise of Stock Options awarded pursuant to Issuer's 1995 Executive Equity Incentive Plan

Exercise of Stock Options awarded pursuant to Issuer's 1995 Executive Equity Incentive Plan

Exercise of Stock Options awarded pursuant to Issuer's 1995 Executive Equity Incentive Plan

			Federated Department Stores, Inc. Federated Department Stores, Inc. Federated Department Stores, Inc. Federated Department Stores, Inc.	7,000 3,500 3,750 750	(1) (2) (3) (4)	(1) (2) (3) (4)

INSTRUCTIONS:                If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None.

REMARKS:

 (1)  Securities are to be acquired pursuant to an exercise of stock options awarded at an exercise price of $51.25 which price will be netted out of the proceeds received upon sale of all such stock.
(2)  Securities are to be acquired pursuant to an exercise of stock options awarded at an exercise price of $42.85 which price will be netted out of the proceeds received upon sale of all such stock.
(3)  Securities are to be acquired pursuant to an exercise of stock options awarded at an exercise price of $42.68 which price will be netted out of the proceeds received upon sale of all such stock.
(4)  Securities are to be acquired pursuant to an exercise of stock options awarded at an exercise price of $50.01which price will be netted out of the proceeds received upon sale of all such stock.
(5)  The filing of this Form 144 shall not be construed as an admission that the undersigned is an Affiliate of the Issuer.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any materiel adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

2/24/06 DATE OF NOTICE	/s/ Christopher M. Kelly (5) Christopher M. Kelly as attorney-in-fact for Joel A. Belsky pursuant to a Power of Attorney

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (01-04)